

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2014

VIA E-Mail
Mr. Robert Lande
Chief Financial Officer
FXCM, Inc.
55 Water Street 50th Floor
New York, New York 10041

      Re: **FXCM, Inc.**
               Form 10-K for the year ended December 31, 2013
               Filed on March 17, 2014
               File No. 001-34986

Dear Mr. Robert Lande:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Non-GAAP Financial Measures

1.   It appears your presentation of Adjusted Pro Forma results on page 70 represents a full Non-GAAP statement of operations. Please clarify how you considered the guidance in Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures in determining that your presentation was appropriate.

Note 5. Business Acquisition, pages F-23 – F-30

2. We note that the follow-on payment related to the Faros acquisition was reduced by $7.0 million as of December 31, 2013 and further reduced to zero as of March 31, 2014 due to lowering your Faros EBITDA estimate. Please tell us if the change in the Faros EBITDA estimate was the result of additional information about facts and circumstances that existed at the acquisition date or changes from events occurring after the acquisition date. Further please tell us how you made that determination. Within your response, please reference ASC 805-30.

3. With respect to the above comment, please tell us how the reduction of the follow-on payment to zero has impacted your subsequent goodwill and intangible asset impairment assessment. Please reference any authoritative accounting literature management relied upon.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2014

Note 5. Equity Method Investments, page 15

4. We note you have acquired a 66.3% non-controlling interest in an entity. Please tell us how you determined it was not necessary to consolidate this entity. Your response should include, but not necessary be limited to, how you resolve disagreements involving major decisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551- 3629 if you have any questions

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant